Exhibit 77D - DWS Large Company Growth
Fund (a series of DWS Investment Trust)

Effective February 20, 2009, for DWS Large
Company Growth Fund, a series of DWS Investment
Trust, the Fund's investment strategy was modified as follows:

The portfolio managers may favor different types of securities from different industries and companies at different times.

In choosing stocks, the portfolio managers begin by utilizing a proprietary quantitative model to rank stocks based on a number of factors including valuation and profitability. The portfolio managers also apply fundamental techniques to identify companies that display above-average earnings growth compared to other companies and that have strong product lines, effective management and leadership positions within core markets. The factors considered and models used by the portfolio managers may change over time.





E:\Electronic Working Files\NSAR\2009\1-31-09\DWS Investment
Trust (semi)\03-Exhibits\Exhibit 77D.doc